UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-42579

Lianhe Sowell International Group Ltd

(Translation of registrant’s name into English)

RM1502, Sannuo Smart Building,

No. 3388 Binhai Ave, Binhai Community,

Nanshan District, Shenzhen, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Change of Directors

On March 26, 2026, the board of directors (the “Board”) of Lianhe Sowell International Group Ltd (the “Company”) approved the removal of Ms. Lili Ke from her position and responsibility as a director of the Board (the “Director”), the chairperson of the nominating and corporate governance committee, a member of the audit committee and a member of the compensation committee of the Board, effective immediately.

On the same date, Mr. Hoi Hin Wong was appointed by the Board to serve as a Director of the Board to fill the vacancies resulting from the removal of Ms. Ke, effective immediately. Mr. Wong will serve as the chairperson of the nominating and corporate governance committee, a member of the audit committee and a member of the compensation committee of the Board.

Mr. Wong is a legal professional with extensive experience in providing legal advisory services. Since January 2026, Mr. Wong has been a Partner at Commerce & Finance Law Offices, where he focuses on legal advisory work. From July 2021 to January 2026, Mr. Wong served as a Counsel at King & Wood Mallesons. Prior to that, he worked at King & Wood Mallesons as a Senior Associate from June 2018 to July 2021, and as an Associate from March 2017 to June 2018. Mr. Wong obtained a Bachelor of Laws degree from The University of Hong Kong and a Postgraduate Certificate in Laws from The University of Hong Kong.

Press Release

On March 30, 2026, the Company issued a press release entitled “Lianhe Sowell International Group Ltd. Announces $1.8 Million Contract to Develop AI Steam Car-Wash Robot Promising Significant Water Savings.” A copy of the press release is furnished herewith as Exhibit 99.1.

Exhibits

Exhibit No.	Description
99.1	Press Release, dated March 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lianhe Sowell International Group Ltd.

Date: March 31, 2026	By:	/s/ Yue Zhu
Yue Zhu
Chief Executive Officer and Chairman of the Board of Directors

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